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RENEE M. HARDT ATTORNEY AT LAW +1 312 609 7616 rhardt@vedderprice.com
CHICAGO • NEW YORK • WASHINGTON, DC
LONDON • SAN FRANCISCO • LOS ANGELES

March 21, 2016

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Oberweis Funds N-14

(File No. 333-209750)

Dear Ms. O’Neal-Johnson:

On behalf of The Oberweis Funds (the “Trust”), this letter is in response to the comments you provided on March 17, 2016 during our telephone conference regarding the Form N-14 filing of the Trust made on February 26, 2016.

Proxy Statement/Prospectus

1.	Q&A

a. Comment: In the third Answer, bold the sentence that describes the differences in the Funds’ 80% policies.

Response: The sentence has been revised to appear in bold.

b. Comment: In the Answer regarding the reorganization costs, disclose an estimate of such costs even though they will be paid by OAM.

Response: The estimated reorganization costs ($80,000) have been added to the Answer.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Ms. Deborah O’Neal-Johnson

March 21, 2016

2.	Summary – Material Federal Income Tax Consequences of the Reorganization

Comment: Disclose the estimated percentage of the Target Fund’s assets that may be sold prior to the Reorganization along with an estimate of the resulting transaction costs.

Response: The following sentence has been added to this paragraph: OAM estimates that approximately 21.6% of the Target Fund’s assets will be sold prior to the Reorganization, with resulting transactions costs estimated at $2,200.

3.	Comparison of the Funds – Fees and Expenses

a. Comment: Disclose the accounting survivor of the Reorganization.

Response: The following sentence has been added to the end of the paragraph preceding the fee and expense tables: The Acquiring Fund will be the accounting survivor of the Reorganization.

b. Comment: The last sentence preceding the shareholder fee table should reference the beginning of the period rather than the end of the period.

Response: The disclosure has been revised to reference January 1, 2015.

c. Comment: In the footnote to the expense table, the disclosure regarding the recoupment is not consistent with the expense limitation agreement.

Response: The sentence has been revised to begin as follows: “As of the end of the Fund’s fiscal year ....”

d. Comment: There is no reference to the footnote in the expense reimbursement line item.

Response: The footnote reference that appeared in the pro forma heading has been moved to the 2.49% line item for the Target Fund.

e. Comment: Confirm that the expense recoupment with respect to the Target Fund will terminate in connection with the Reorganization.

Response: The Trust confirms that the expense recoupment with respect to the Target Fund will terminate in connection with the Reorganization.

Ms. Deborah O’Neal-Johnson

March 21, 2016

4.	Comparison of Funds – Risk Factors

Comment: Bold the sentence in the second paragraph that begins “An investment in the Target Fund is also ….”

Response: The sentence has been revised to appear in bold.

5.	The Proposed Reorganization – Reorganization Expenses

a. Comment: Disclose an estimate of the reorganization costs even though they will be paid by OAM.

Response: The estimated expenses have been added.

b. Comment: Confirm whether OAM will pay portfolio realignment transaction costs. If applicable, include such costs in the estimated reorganization costs.

Response: OAM does not intend to pay portfolio realignment transaction costs, and accordingly, such costs have not been included in the estimated reorganization costs. However, the following disclosure has been added, where appropriate: These reorganization costs do not include any portfolio repositioning costs.

6.	The Proposed Reorganization – Capitalization

Comment: Update the capitalization table to a date within 30 days of the filing.

Response: The capitalization table has been updated to February 29, 2016.

SAI

7.	Comment: Disclose why pro forma financial statements are not provided.

Response: The following sentence has been added: Pro forma financial statements are not provided because net assets of the Target Fund represented less than 10% of the net assets of the Acquiring Fund as of February 29, 2016.

Part C

8.	Comment: Add an undertaking to Item 17 that the final form of tax opinion and consent will be filed upon consummation of the Reorganization.

Response: The Trust does not intend to file a pre-effective amendment to its Form N-14 since the Form N-14 will go effective automatically pursuant to Rule 488 under the Securities

Ms. Deborah O’Neal-Johnson

March 21, 2016

Act of 1933. However, the Trust does hereby undertake to file the final form of tax opinion and consent upon consummation of the Reorganization.

*        *        *

Please call me at (312) 609-7616 if you have any questions.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser

cc:	Patrick B. Joyce

James A. Arpaia